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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Motient Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

619908304

(CUSIP Number)

February 9, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 619908304

1.	Name of Reporting Person: Dr. Rajendra Singh		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 8,801,888(1)

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 8,801,888(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,801,888(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 13.6%

12.	Type of Reporting Person: IN

(1)  See explanatory note in Item 4.

13G
CUSIP No. 619908304

1.	Name of Reporting Person: Neera Singh		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 8,801,888(1)

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 8,801,888(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,801,888(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 13.6%

12.	Type of Reporting Person: IN

(1)  See explanatory note in Item 4.

13G
CUSIP No. 619908304

1.	Name of Reporting Person: The Hersh Raj Singh Education Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: State of Virginia, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,200,472(1)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,200,472(1)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,200,472(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.4%

12.	Type of Reporting Person: OO (Trust)

(1)  See explanatory note in Item 4.

13G
CUSIP No. 619908304

1.	Name of Reporting Person: The Samir Raj Singh Education Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: State of Virginia, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,200,472(1)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,200,472(1)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,200,472(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.4%

12.	Type of Reporting Person: OO (Trust)

(1)  See explanatory note in Item 4.

ITEM 1 (A) NAME OF ISSUER:

     Motient Corporation

ITEM 1 (B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

     300 Knightsbridge Parkway, Lincolnshire Parkway, Lincolnshire, IL 60069

ITEM 2 (A) NAME OF PERSON FILING:

     This statement is filed on behalf of (each a “Reporting Person”): Dr. Rajendra Singh, Neera Singh, The Hersh Raj Singh Education Trust and The Samir Raj Singh Education Trust.

     Rajendra Singh and Neera Singh are husband and wife. Neera Singh is co-trustee of The Hersh Raj Singh Education Trust and The Samir Raj Singh Education Trust, both of which were formed on behalf of Rajendra and Neera’s sons.

ITEM 2 (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The address of the principal office of each of the Reporting Persons is 201 N. Union Street, Suite 360, Alexandria, VA 22314.

ITEM 2 (C) CITIZENSHIP:

     The citizenship or place of organization of each Reporting Person is set forth on the cover pages.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

     Common Stock, par value $0.01 per share (“Common Stock”).

ITEM 2 (E) CUSIP NUMBER: 619908304

ITEM 3	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)☐	An investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4 OWNERSHIP:

     (a) Amount Beneficially Owned:

     See Item 9 of cover pages.

     (b) Percent of Class:

     See Item 11 of cover pages.

     (c) Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote:

     See Item 5 of cover pages.

     (ii) Shared power to vote or to direct the vote:

     See Item 6 of cover pages.

     (iii) Sole power to dispose or direct the disposition of:

     See Item 7 of cover pages.

     (iv) Shared power to dispose or direct the disposition of:

     See Item 8 of cover pages.

     Explanatory Note to Item 4: The shares of Common Stock reported herein as beneficially owned are owned directly by Dr. Singh (2,046,951 shares and 153,521 shares underlying warrants to purchase common stock); Dr. Singh’s wife, Neera Singh (2,046,951 shares and 153,521 shares underlying warrants to purchase common stock); and two irrevocable educational trusts established for the benefit of Dr. and Mrs. Singh’s children (each directly owning 2,046,951 shares and 153,521 shares underlying warrants to purchase common stock). Mrs. Singh is one of the co-trustees of each trust. Dr. and Mrs. Singh disclaim any beneficial ownership of such shares to the extent allowable by law. A total of 614,084 of the shares listed are shares underlying warrants to purchase common stock which may never vest if the issuer meets its obligations pursuant to a registration rights agreement relating to the balance of the shares listed.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

     Not applicable.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

     Not applicable.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     See cover pages.

ITEM 9 NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10 CERTIFICATIONS.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2005

/s/ Rajendra Singh

Dr. Rajendra Singh

/s/ Neera Singh

Neera Singh

The Hersh Raj Singh Education Trust

By:	/s/ Neera Singh Neera Singh, as Trustee

The Samir Raj Singh Education Trust

By:	/s/ Neera Singh Neera Singh, as Trustee

EXHIBIT 99

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other undersigned persons of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Motient Corporation beneficially owned by each of them.

     Each of the undersigned is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     Each such party further agrees that this Joint Filing Agreement shall be included as an Exhibit to such joint statement on Schedule 13G.

     This Joint Filing Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 17th day of February, 2005.

/s/ Rajendra Singh

Dr. Rajendra Singh

/s/ Neera Singh

Neera Singh

The Hersh Raj Singh Education Trust

By:	/s/ Neera Singh Neera Singh, as Trustee

The Samir Raj Singh Education Trust

By:	/s/ Neera Singh Neera Singh, as Trustee